June 20, 2008

Via EDGAR and Facsimile (202-772-9208)

Mr.  Gregory Dundas, Esq.
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0306

Re:          Capital Bank Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Definitive Proxy Statement on Schedule 14A Filed April 24, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
File No. 000-30062

Dear Mr. Dundas:

This letter responds to your comment letter of May 23, 2008 regarding the above-referenced filings made by Capital Bank Corporation (the “Company”) with the Securities and Exchange Commission (the “Commission”). This letter includes each comment from your letter in bold with the Company’s response set forth immediately below. We have repeated the paragraph numbers from your letter for your convenience.

1.
We note your tabular presentation of the allocation of your allowance for loan losses on page 26. Please tell us and revise your future filings to clearly explain why allocated allowance balances for your construction loan portfolio decreased significantly from 2006 to 2007. In your response please consider the following, as necessary, to support the allocation of the allowance for loan losses attributable to your construction loans portfolio as of December 31, 2007 as compared to December 31, 2006:

•	Your construction loan portfolio increased from $250.3M of December 31, 2006 to $301.5M as of December 31, 2007, an increase of 20%;

•	Your non-performing construction loans decreased only slightly from $616K as of December 31, 2006 to $562K as of December 31, 2007;

•	Your impaired loans increased from $6M as of December 31, 2006 to $7M as of December 31, 2007;

•	The net charge-offs for your construction portfolio was $166K as of December 31, 2007 as compared to a net recovery of $58K as of December 31, 2006;

•
There are no disclosures as to potential problem loans within your construction loan portfolio. Please tell us the amount of potential problem loans within your construction loan portfolio as of December 31, 2007 and 2006, as required by Item III(C)(2) of Industry Guide 3; and

•
Your disclosure of the revisions made to your methodology for estimating the allowance for loan losses on page 25, which states that your methodology has taken greater dispersion of risk rating classifications based upon the collateral backing loans.

Mr. Gregory Dundas – Page 2
Securities and Exchange Commission
June 20, 2008

On December 13, 2006, the Board of Governors of the Federal Reserve System issued an Interagency Policy Statement of the Allowance for Loan and Lease Losses (the “Revised Statement”), which updated and replaced the original (1993) Interagency Policy Statement of the Allowance for Loan and Lease Losses. The Revised Statement indicates that estimated credit losses should reflect consideration of all significant factors that affect the collectability of the loan portfolio as of the evaluation date. The Revised Statement also noted that an institution should determine the historical loss rate for each group of loans with similar characteristics in its portfolio based on its own experience for loans in that group. However, while historical loss experience provides a reasonable starting point for an institution’s analysis, the Revised Statement noted that historical losses, or even recent trends in losses, do not by themselves form a sufficient basis to determine the appropriate level for the allowance, and advised institutions to also consider qualitative factors that are likely to cause estimated credit losses associated with the institution’s existing portfolio to differ from historical loss experience.

Based on the guidance contained in the Revised Statement, the Company updated its loan risk grade system to include nine different rating groups and assigned risk ratings based on collateral codes from zero to nine. The Company then used the guidance contained in the Revised Statement, along with its nine different rating groups, to conduct a detailed analysis of its previous five-year loss history, by collateral code. The resulting matrix included 72 possible loan ratings for the loan portfolio, with a risk rating (likelihood of default) of between one and nine (with “one” being superior quality and “nine” being doubtful) and a rating of existing collateral (with “zero” being assigned to collateral such as stock, mutual funds or CDs and “nine” being assigned to consumer loans that are unsecured). Using the previous five-year loss history, the Company developed revised loss factors for each rating category. The development of loss factors involved estimating both the severity and probability of a loss, and as might be expected, the loss severity progressed higher for riskier types of collateral. Further, as the risk increased, the loss percentage increased as well based on the Company’s expectation for loss at different rating levels. The Company reviews the loss severity and probability factors on at least an annual basis to determine if modifications are necessary based on the Company’s rolling loss history and other factors required by the Revised Statement.

In general, the Company bases its determination of the allowance for loan losses on a number of qualitative and quantitative factors, many of which are subject to judgments made by management. At the origination of each commercial loan, management assesses the relative risk of the loan and assigns a corresponding risk grade. To ascertain that the credit quality is maintained after the loan is booked, a loan review officer performs an annual review of all unsecured loans over a predetermined loan amount, a sampling of loans within a lender’s authority, and a sampling of the entire loan pool. Loans are reviewed for credit quality, sufficiency of credit and collateral documentation, proper loan approval, covenant, policy and procedure adherence, and continuing accuracy of the loan grade. The Company also takes into account a qualitative assessment of the general economic trends, portfolio concentration and the trend of delinquencies. The loan loss allowance is adjusted to an amount that management believes is adequate to absorb losses inherent in the loan portfolio as of the balance sheet date presented.

Based on the analysis conducted as a result of the Revised Statement, and the guidance contained in the Revised Statement, the Company revised its allowance for loan losses for the quarter ended June 30, 2007, and as a result, the total allowance for loan losses for construction loans decreased between December 31, 2006 and December 31, 2007 from $3.3 million to $1.8 million, respectively.

While it is true that the Company’s construction loan portfolio increased during that same period of time from $250.3 million to $301.5 million, the quantitative and qualitative analysis conducted by management considered many factors, including for example, credit concentrations, which was increased in 2007 specifically in response to the significant increase in the construction loan portfolio.

Mr. Gregory Dundas – Page 3
Securities and Exchange Commission
June 20, 2008

The Company also believes that no significant deterioration occurred in its construction loan portfolio from December 31, 2006 to December 31, 2007 as benchmarked by nonperforming, impaired, and charge-offs construction loans. In Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (page 28) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, the Company disclosed the amount of construction loans, at December 31 of each of the past five fiscal years, that were contractually past due 90 days or more and/or on nonaccrual status, as required by Industry Guide 3. Other than the loans shown in the table on page 28 at December 31, 2007 and December 31, 2007, respectively, there were no construction loans (at each of those dates) that would qualify for disclosure as required by Item III(C)(2) of Industry Guide 3.

In future filings, the Company will include disclosure about the nature and extent of any loans which are not otherwise disclosed in the nonperforming asset table (page 28 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2007), but where known information about possible credit problems of borrowers (which are not related to transfer risk inherent in cross-border lending activities) causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in disclosure of such loans pursuant to Item III(C)(1) of Industry Guide 3.

In addition, in future filings, the Company will include additional disclosure explaining any material changes in the allowance for loan losses with respect to specific portions of the Company’s loan portfolio, to the extent not clear from existing disclosures.

2.
In future filings, please revise your disclosure to include a statement that the registered public accounting firm that audited the financial statements included in the annual report containing the disclosure required by Item 308 of Regulation S-K has issued an attestation report on the company’s internal control over financial reporting. Refer to Item 308(a)(4) of Regulation S-K.

In future filings, the Company will include the following statement in “Part II – Item 9A. Controls and Procedures – Management’s Report on Internal Controls Over Financial Reporting” of Form 10-K:

“The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in its report which is included herein.”

3.
We note that the company benchmarks compensation to its peers. In future filings, please (i) identify the component companies that make up the compensation peer group, (ii) describe how the committee used comparative compensation information in determining compensation or compensation ranges for each of the compensation components and (iii) disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

In future filings, the Company will (i) identify the component companies that make up the compensation peer group, (ii) describe how the compensation committee used comparative compensation information in determining compensation or compensation ranges for each of the compensation components, and (iii) disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation in accordance with Item 402(b)(2)(xiv) of Regulation S-K.

Recognizing that the Company’s future disclosure will be dependent upon the facts and circumstances as applicable at the time of such disclosure, the Company proposes to include the following types of disclosure in future filings responsive to clauses (i), (ii) and (iii) above:

Mr. Gregory Dundas – Page 4
Securities and Exchange Commission
June 20, 2008

(i)           Benchmarking – In determining base salary and the structure of the Annual Incentive Plan for the covered fiscal year, the Compensation/Human Resources Committee of the Company’s Board of Directors (the “Compensation Committee”) considered compensation data compiled by Silverton Bank regarding the following 20 publicly traded southeast and mid-Atlantic regional banks with median assets of $1.4 billion (the “Compensation Peer Group”):

•	BancTrust Financial Group, Inc.;
•	Bancorp, Inc.;
•	CenterState Banks of Florida, Inc.;
•	Seacoast Banking Corporation of Florida;
•	TIB Financial Corp.;
•	GB&T Bancshares, Inc.;
•	PAB Bankshares, Inc.;
•	Southeastern Bank Financial Corporation;
•	S.Y. Bancorp, Inc.;
•	First Mariner Bancorp;
•	First Bancorp;
•	FNB United Corp.;
•	Southern Community Financial Corporation;
•	Yadkin Valley Financial Corporation;
•	SCBT Financial Corporation;
•	First Security Group, Inc.;
•	Cardinal Financial Corporation;
•	TowneBank;
•	Virginia Commerce Bancorp., Inc.; and
•	Summit Financial Group, Inc.

In considering long-term equity compensation, the Compensation Committee considered generally data provided by Silverton Bank regarding all publicly traded banks with total assets between $800 million and $2 billion (“Equity Compensation Peer Group”), but neither the Board of Directors nor the Compensation Committee set any performance levels (threshold, target, maximum or otherwise) for equity awards, and all equity awards under the Equity Incentive Plan are made completely at the discretion of the Board of Directors or the Compensation Committee.

While the Compensation Committee believes that benchmarking provides a useful point of reference when making compensation decisions, it does not rely on it solely. In addition, the Compensation Committee considers other quantitative and qualitative factors, including but not limited to, overall company performance, individual performance, internal pay alignment and retention concerns.

Further, the Compensation Committee does not target a specific mix of executive pay by allocating total pay amounts across cash and non-cash pay, or between current and long-term pay, or among different types of long-term incentive awards. The profile of the Company’s executive compensation is driven by decisions made for each component of pay separately, which the Compensation Committee intends to be appropriately market-competitive, as well as the impact of its decisions on total compensation.

Going forward, the Compensation Committee plans to solicit updated peer group compensation data periodically. When it does, it plans to re-evaluate the peer companies to ensure they remain appropriate for comparison, and anticipates that changes in the peer group will occur from time to time. The Compensation Committee also expects to consider the appropriate asset scope for benchmarking purposes (as the Company’s assets increase, different peer companies may be appropriate), and what other criteria should be used to select the benchmark companies.

Mr. Gregory Dundas – Page 5
Securities and Exchange Commission
June 20, 2008

(ii) and (iii)                      The principal components of compensation for the named executive officers during the past fiscal year were base salary, cash awards under the Company’s annual incentive plan, long-term retirement and other benefit plans, and perquisites and other personal benefits. As more fully discussed below, the Compensation Committee reviewed base salary and incentive award data from the Compensation Peer Group and used such information, in part, to form its own conclusions regarding the proper levels of base salary and incentive awards for the named executive officers, but it did not consider Compensation Peer Group data in connection with retirement and other benefit plans, or perquisites and other personal benefits.

Compensation Process – The Compensation Committee reviews and approves all elements of compensation for the Chief Executive Officer. In so doing, it considers feedback from the Board of Directors on his performance and input regarding market practices from Silverton Bank. Discussions and recommendations regarding compensation for the Chief Executive Officer are not shared with him during this process. For the named executive officers other than the Chief Executive Officer, the Chief Executive Officer makes specific recommendations to the Compensation Committee regarding base salary and achievement of objectives with respect to the Annual Incentive Plan, which recommendations are then reviewed along with competitive market information provided by the Company’s human resources staff and Silverton Bank, and ultimately approved by the Compensation Committee. Management generally is responsible for compensation and benefits decisions for employees other than executive officers. These decisions typically are subject to review by the Compensation Committee from a policy perspective, and to ensure consistency with the Company’s overall human resources strategies.

Base Salary – The Compensation Committee compared the base salary of the Chief Executive Officer against the base salary paid to the Chief Executive Officers of the companies included in the Compensation Peer Group. The Compensation Committee used the Compensation Peer Group data to ensure that Mr. Yarber’s base salary was competitive with other base salaries paid to Chief Executive Officers of comparable financial institutions. The Compensation Committee decided that, given the recent performance of the Company, and considering other quantitative and qualitative factors, such as Mr. Yarber’s individual performance, internal pay alignment and retention concerns, Mr. Yarber’s base salary should be within a range of 80%–125% of the midpoint of the range of base salaries of the Chief Executive Officers of the companies included in the Compensation Peer Group. The Compensation Committee believes this range provides the Company with the appropriate flexibility to retain the quality of Chief Executive Officer necessary to successfully manage the Company’s business. Mr. Yarber’s base salary for 2007 was set at $340,000, which is a slight deviation from the midpoint of the range of Chief Executive Officer base salaries in the Compensation Peer Group (range of Chief Executive Officer base salaries was $289,217 to $438,407; and the midpoint base salary was $355,272).

The Compensation Peer Group data was used to a lesser extent in connection with the determination of base salary for the other named executive officers. Other factors, such as performance, geographic location and the level of pay necessary to attract or retain such named executive officers, played a larger role in determining their base salary. Mr. Redmond’s base salary for 2007 was set at $163,750, a slight deviation from the midpoint of the range of Chief Credit Officer base salaries in the Compensation Peer Group (range of Chief Credit Officer base salaries was $128,719 to $163,512; and the midpoint base salary was $150,532). In determining this increase, the Compensation Committee focused on the results of the market benchmarking for his position and the desire to improve the overall competitiveness of Mr. Redmond’s salary, as well as consideration of his contributions to the Company during the past fiscal year. Mr. Morgan’s base salary for 2007 was set at $176,667, a slight deviation from the midpoint of the range of Chief Banking Officer base salaries in the Compensation Peer Group (range of Chief Banking Officer base salaries was $175,064 to $271,528; and the midpoint base salary was $212,228). In determining this increase, the Compensation Committee focused on the results of the market benchmarking for his position and the desire to improve the overall competitiveness of Mr. Morgan’s salary, as well as consideration of his contributions to the Company during the past fiscal year.

Mr. Gregory Dundas – Page 6
Securities and Exchange Commission
June 20, 2008

Mr. Moore’s base salary was not based on Compensation Peer Group data, but rather, was negotiated in connection with the consummation of his employment in December 2007. Going forward, Mr. Moore’s base salary will be adjusted by the Compensation Committee in accordance with its practices, including in connection with its future use of market benchmarking data, as well as other factors such as performance and the base salary considered necessary to retain Mr. Moore.

Annual Incentive Plan – In structuring the Annual Incentive Plan for the past fiscal year, the Compensation Committee reviewed the Compensation Peer Group data with a view toward ensuring that the interests of the Company’s executive officers were properly aligned with the interests of the Company’s shareholders. The Annual Incentive Plan is intended to serve many functions, including compensating executive officers for specific achievements on behalf of the Company’s performance and their individual achievements, encouraging the retention of key executives and other officers, and aligning the officers’ interests with those of the Company’s shareholders with target award opportunities that are established as a percentage of base salary. The opportunity for a more significant award generally increases when the Company achieves higher levels of performance.

For the past fiscal year, the Compensation Committee considered the Compensation Peer Group data and, based in part on the recommendations of Silverton Bank, set a target award range from 30% to 40% of base salary for the Company’s named executive officers, and determined that the named executive officers would be evaluated on the following criteria: profitability, as measured by reported net income; balance sheet growth, as measured by asset growth; return on average equity; return on average assets; the loan portfolio’s credit quality, as measured by the ratio of nonperforming loans to total loans; and for named executives other than the chief executive officer, certain functional objectives determined by the chief executive officer.

Certain of the performance measures were chosen by the Compensation Committee under the Annual Incentive Plan after discussion with Silverton Bank and consideration of incentive plan data from the Compensation Peer Group (e.g., net income, asset growth, return on average equity and ratio of nonperforming loans to total loans). Other performance measures were added by the Compensation Committee (i.e., they were not part of the recommendation of Silverton Bank, nor were they necessarily measures used by all, or a majority, of the companies that make up the Compensation Peer Group) based on the Compensation Committee’s belief that they are also key indicators of the Company’s overall financial and operating results (e.g., return on average assets, functional objectives for named executive officers other than the CEO). The Compensation Committee believes that all measures chosen will help to align the interests of executive officers with those of shareholders by linking the bonus amounts directly to Company performance.

The Compensation Committee reviewed the progress throughout the year, evaluating the cumulative results at year end based on the above performance targets. The chief executive officer’s incentive award was based 50% on achieving target net income, 30% on achieving target asset growth and 20% on achieving a target return on average equity; and the chief financial officer’s, chief credit officer’s and chief banking officer’s incentive award was based 40% on achieving target net income, 24% on achieving target asset growth, 16% on return on average assets and 20% on functional objectives determined by the chief executive officer. Incentive awards for all named executive officers are eligible for reduction at the discretion of the Compensation Committee if the loan portfolio’s credit quality does not meet expectations. In addition, the Compensation Committee retains discretion under the plan, if circumstances warrant, to award bonuses or otherwise increase, reduce or eliminate bonuses that might otherwise be payable to an executive officer based on actual performance even if inconsistent with the plan. Awards are paid in cash during the first quarter of the following fiscal year.

Mr. Gregory Dundas – Page 7
Securities and Exchange Commission
June 20, 2008

The Company’s corporate objectives for the past fiscal year, particularly the specific financial targets for net income, asset growth, return on average equity, return on average assets, and the ratio of nonperforming loans to total loans, which the Company used for purposes of determining incentive compensation for its executive officers, were set at levels that the Board of Directors intended to be challenging, and which provided an incentive for executive officers to meet corporate objectives, including increasing net income, return on average equity, return on average assets, growing assets and improving the quality of the loan portfolio. However, corporate objectives were (and are) also intended to be attainable if the Company has what is considered to be a successful year. The Board of Directors believes that a senior management team that is providing strong performance should be able to achieve corporate objectives in most but not necessarily all years.

Long-Term Equity Compensation – As mentioned above, neither the Board of Directors nor the Compensation Committee sets any performance levels (threshold, target, maximum or otherwise) for equity awards, and all equity awards under the Equity Incentive Plan are made completely at the discretion of the Board of Directors or the Compensation Committee. In years prior to 2006, the process of determining the amount of stock option grants was based on criteria similar to that used in the determination of adjustments to cash compensation, although success in achieving performance goals was weighed more heavily in determining stock option grants. During the past fiscal year, Silverton Bank was also asked to provide comparative data (by way of the Equity Compensation Peer Group) and recommendations regarding long-term equity compensation. The Compensation Committee reviewed such data, and related recommendations, but chose not to make any changes at the present time to the Company’s long-term equity compensation practices. Going forward, the Compensation Committee plans to re-evaluate such practices in connection with its periodic update of peer group compensation data.

4.
In future filings, with respect to annual incentive award performance targets, please discuss and disclose the specific targets relating to net income, asset growth, return on average equity, return on average assets and the ratio of nonperforming loans to total loans in accordance with Item 402(b)(2)(v) of Regulation S-K. If you determine that a performance target is confidential due to the potential for competitive harm to Capital Bank, as contemplated by Instruction 4 to Item 402(b) of Regulation S-K, provide us with your confidentiality analysis supplementally and include disclosure analyzing the level of difficulty necessary to reach the targets contemplated by the Instruction. For more information on the confidentiality of targets, please refer to the report of the commission Staff regarding executive compensation disclosure, released October 9, 2007.

In future filings, the Company will either discuss and disclose the specific targets relating to net income, asset growth, return on average equity, return on average assets and the ratio of nonperforming loans to total loans (or any others that are made part of the Company’s Annual Incentive Plan) in accordance with Item 402(b)(2)(v) of Regulation S-K or alternatively, if the Company determines that one or more of such performance targets is confidential due to the potential for competitive harm to the Company, it will provide the Staff with a supplemental confidentiality analysis and include disclosure analyzing the level of difficulty necessary to reach the targets contemplated by Instruction 4 to Item 402(b) of Regulation S-K.

5.
We note the company’s disclosure in footnote 5 to the Summary Compensation Table that no amounts are included in the “All Other Compensation” column of the table for perquisites and personal benefits because such amounts do not exceed $10,000 in the aggregate for any individual named executive officer. However, we also note the last sentence in footnote 5 in which you state that the foregoing amounts do not exceed $25,000 or 10% of the total perquisites for the named executive officer, implying that perquisites have in fact been included. In future filings, please reconcile these two inconsistent statements and ensure that the disclosure provided is in accordance with the applicable regulations and instructions thereto. Refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Mr. Gregory Dundas – Page 8
Securities and Exchange Commission
June 20, 2008

In 2007, no individual named executive officer received perquisites and personal benefits in amounts that, in the aggregate, exceeded $10,000. Therefore, in accordance with Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K, the Company did not include any amounts for perquisites or personal benefits in the “All Other Compensation” column of the Summary Compensation Table in the Company’s Definitive Proxy Statement. The Company inadvertently inserted the last sentence in footnote 5 to the Summary Compensation Table that states that the foregoing amounts do not exceed $25,000 or 10% of the total perquisites thresholds for the named executive officer. In future filings, the Company will, if still appropriate, reconcile these two inconsistent statements, for example, by deleting the second sentence to footnote 5 of the Summary Compensation Table.

6.
It is unclear from the “Number of Securities Underlying Unexercised Options” column of the Outstanding Equity Awards at Year End table whether the options listed in such column are exercisable or unexercisable. In future filings, please indicate whether such options are exercisable or unexercisable by using appropriate column titles. Refer to Item 402(f)(1) of Regulation S-K.

In December 2005, the Compensation Committee accelerated the vesting of all options to purchase Capital Bank Corporation common stock then-outstanding. Since that time, and until December 3, 2007, the Company has not granted any additional options to purchase Capital Bank Corporation common stock to named executive officers. On December 3, 2007, the Company granted Michael Moore, the Company’s newly hired Chief Financial Officer, options to purchase 8,000 shares of Capital Bank common stock, 20% of which vest after one year, with the remainder vesting in equal 20% installments annually thereafter. The Company inadvertently included all 8,000 options to purchase Capital Bank Corporation common stock granted to Mr. Moore in the column with all other fully vested stock options held by other executive officers. In future filings, the Company will revise the Outstanding Equity Awards at Year End table to include appropriate “exercisable” and “unexercisable” columns in accordance with the requirements of Item 402(f)(1) of Regulation S-K.

7.
In future filings, please include the complete representations required by Instruction 4(c) to Item 404(a) of Regulation S-K. In particular, please clarify that the loans were on the same terms, including interest rates and collateral, as those available to other persons not related to the lender. Also, avoid qualifying the representations by including terms like “in the opinion of management.”

In the section of the Company’s Definitive Proxy Statement on Schedule 14A entitled “Certain Transactions”, the Company included the following disclosure responsive to Instruction 4(v) of Item 404(a) of Regulation S-K:

“Certain of the directors and executive officers of the Company, members of their immediate families and entities with which they are involved are customers of and borrowers from the Company in the ordinary course of business. As of December 31, 2007, total loans outstanding to directors and executive officers of the Company, and their associates as a group, equaled approximately $62.4 million (representing 38.0% of the Company’s total shareholders’ equity). Total individual and corporate obligations, direct and indirect, for any one director did not exceed 10% of the equity capital of the Company at any time during 2007. All outstanding loans and commitments included in such transactions are made substantially on the same terms, including rate and collateral, as those prevailing at the time in comparable transactions with other customers. In the opinion of management, these loans do not involve more than normal risk of collectability or contain other unfavorable features.”[emphasis added]

In future filings, the Company will include similar disclosure, adjusting the relevant facts and figures (assuming such disclosure remains true and accurate), but will modify the bolded sentence above to read as follows (again, assuming such disclosure remains true and accurate):

Mr. Gregory Dundas – Page 9
Securities and Exchange Commission
June 20, 2008

“All outstanding loans and commitments included in such transactions were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time in comparable transactions with persons not related to the Company, and did not involve more than the normal risk of collectability or present other unfavorable features.”

8.
We note the disclosure on page 24 that the company failed to timely file a Current Report on Form 8-K in connection with the adoption of its Annual Incentive Plan. We also note that the company has filed as Exhibit 10.1 a summary of the material terms of such plan. Please file the Annual Incentive Plan in its entirety as an exhibit to the periodic report for the period in which the company entered into the plan or explain why the company has filed only a summary of the plan’s material terms. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K. Please also file a Current Report on Form 8-K under Item 5.02(e) providing a brief description of the terms and conditions of the plan or explain why the company has failed to do so.

The Company has not filed the Annual Incentive Plan in its entirety as an exhibit because such plan is not set forth in any formal documents. As a result, in accordance with Item 601(b)(10)(iii)(A) of Regulation S-K, the Company filed a written description of the Annual Incentive Plan as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2008.

On May 29, 2008, the Company filed a Form 8-K under Item 5.02 providing a brief description of the terms and conditions of the Annual Incentive Plan. Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2008, has been incorporated into such Form 8-K by reference. The Form 8-K filed on May 29, 2008, also discloses certain changes made to the Annual Incentive Plan by the Compensation Committee on May 22, 2008.

* * * * *

In your comment letter of May 23, 2008, you have not requested that the Company amend the subject filings in response to your comments. Rather, you have requested that the Company comply with your comments in all future filings, as applicable. The Company agrees that no amendments are necessary in light of the nature of your comments and the Company’s responses set forth above and plans to address your comments in future filings, as indicated above.

As requested in your May 23, 2008 letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can be of further assistance in facilitating your review of the above responses, please do not hesitate to contact me by phone at (919-645-3494) or e-mail (gyarber@capitalbank-nc.com).

Sincerely,

/s/ B. Grant Yarber
B. Grant Yarber
President and Chief Executive Officer